MAURA ABELN SMITH SENIOR VICE PRESIDENT, GENERAL COUNSEL & CORPORATE SECRETARY	INTERNATIONAL PLACE III 6400 POPLAR AVENUE MEMPHIS, TN 38197 T 901-419-3829 F 901-214-1248 maura.abelnsmith@ipaper.com

July 22, 2008

VIA Facsimile and EDGAR Correspondence

Mr. John Reynolds

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Paper Company
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-03157
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2008
File No. 001-03157

Dear Mr. Reynolds:

On behalf of International Paper Company (the “Company”), I am responding to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission as set forth in your letter dated July 8, 2008 (the “July Comment Letter”) relating to the above-captioned Proxy Statement and Annual Report. The July Comment Letter was in response to the Company’s letter dated June 23, 2008 (the “June Response”), which in turn responded to the Staff’s comments set forth in your letter dated June 9, 2008 (the “June Comment Letter”).

To facilitate your review, I have reproduced below the text of the June Comment Letter, the June Response and the July Comment Letter. Our response immediately follows the July Comment Letter.

June Comment Letter:

Question 1. We note in your disclosure in the table under the heading “MIP Performance Metrics & Objectives,” specifically “Achieve measured improvement based on internal metric.” You have not provided quantitative disclosure of the terms of the necessary target(s) that your named executive officers had to achieve

Mr. John Reynolds

July 22, 2008

to earn their annual bonuses in 2007. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2008 proxy statement. To the extent it is appropriate to omit specific targets, please advise us of the disclosure the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

June Response:

As described in our Proxy Statement, the total award pool for our 2007 Management Incentive Plan (MIP) was based 50% on relative return on investment (ROI) against our ROI peer group, 30% on actual ROI improvement, and 20% on achieving targeted improvements in two non-financial metrics: employee engagement and workforce diversity.

Specifically with regard to employee engagement, the Company utilizes the Q 12® survey developed by Gallup Consulting®. The Q 12® measures employee engagement based on 12 specific questions. According to Gallup Consulting®, these 12 questions link directly to relevant business outcomes.

Employees respond to the Q 12® questions utilizing a five-point scale (with 1 being the lowest and 5 being the highest). International Paper measures improvement in employee engagement based on the overall result. For purposes of determining our 2007 MIP award pool, our targeted employee engagement improvement was 0.10%.

Improved workforce diversity was the second non-financial metric used for purposes of determining our 2007 MIP award pool. This performance metric is based on achieving year-over-year increased representation of females and minorities in various position levels in our United States employee population, as defined under the “Race and Ethnic Identification” guidelines of the Equal Employment Opportunity Commission. See Standard Form 100, Rev. 3-97, Employer Information Report EEO-1, 100-118 Instruction Booklet.

The Company does not provide to the general employee population either the specific data regarding female and minority representation by position level, or the specific targets for this non-financial performance metric used to determine the 2007 MIP award pool. This information is shared internally only with senior management due to its sensitive nature.

As described in our Proxy Statement, our 2008 MIP award pool will not utilize the non-financial metrics described above. The 2008 MIP award pool will be based entirely on absolute and relative ROI results.

July Comment Letter and Company Response:

Question 1. We note your response to the comment in our letter dated June 9, 2008, and we reissue that comment. We note your disclosure in the table under the heading “MIP Performance Metrics & Objectives,” specifically “Achieve measured

Mr. John Reynolds

July 22, 2008

improvement based on internal metric.” You have not provided quantitative disclosure of the terms of the necessary target(s) that your named executive officers had to achieve to earn their annual bonuses in 2007. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2008 proxy statement. To the extent it is appropriate to omit specific targets, please advise us of the disclosure the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Based on our telephone conversation with the Staff on July 17, 2008, we supplement the June Response with the following additional information. To the extent the Company utilizes non-financial performance metrics in future years to determine the amount of our MIP award pool, the Company will disclose those non-financial performance metrics in future proxy statements. For example, in the event the Company uses “employee engagement” as a non-financial performance metric in future years, the Company will disclose the targeted improvement in the manner described above in the June Response.

In addition, with respect to our disclosure in the 2008 proxy statement, concerning the metric of workforce diversity, as described in the June Response, this metric does contain certain quantifiable elements. However, this performance metric also contains subjective elements that are considered by our Senior Vice President, Human Resources, and by the Management Development and Compensation Committee, including inclusiveness, teamwork, employee engagement, employee perceptions of success in our diversity program, hiring and promotion practices and attrition. Therefore, although there are specific goals the Company strives to achieve that are measurable, success in the area of workforce diversity is broad and includes subjective, qualitative factors.

As stated in the Company’s response to the June Comment Letter, the Company has decided not to continue to include workforce diversity as a basis for our MIP award pool beginning in 2008. We hope that this better explains our previous response and addresses your most recent inquiry.

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In addition to the Staff’s request for responses in connection with the July Comment Letter, I, on behalf of the Company, provide the following acknowledgement:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds

July 22, 2008

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Sincerely,

Maura A. Smith

Senior Vice President, General Counsel & Corporate Secretary

cc:	John V. Faraci Jerry N. Carter William G. Walter